UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7  )*

Diametrics Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

252532 10 6

(CUSIP Number)

BCC Acquisition II LLC

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California  94111

(415) 676-3830

with a copy to:

Michael A. Pucker, Esq.

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois  60606

(312) 876-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCC Acquisition II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (reporting person ceased to be a beneficial owner of more the five percent of the shares on December 2, 2005)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (reporting person ceased to be a beneficial owner of more the five percent of the shares on December 2, 2005)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (reporting person ceased to be a beneficial owner of more the five percent of the shares on December 2, 2005)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (reporting person ceased to be a beneficial owner of more the five percent of the shares on December 2, 2005)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

INTRODUCTION

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 10, 1998, as amended (as amended, the “Statement”), by BCC Acquisition II LLC, The Bay City Capital Fund I, L.P., Bay City Capital Management LLC and Bay City Capital LLC (collectively, the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share, of Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”).  Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

The Statement is amended and supplemented by adding the information contained herein.  Only those items amended are reported herein.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition II, LLC, a Delaware limited liability company (“BCC Acquisition”).  Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC.  Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.

On December 2, 2005, BCC Acquisition transferred all of its debt and equity securities of the Issuer, including warrants to purchase securities of the Issuer, to Ocean Park Advisors, LLC (“Ocean Park”) and M.A.G. Capital, LLC, for an aggregate purchase price of $8,300 (the “Transaction”), pursuant to the Securities Transfer Agreement entered into on November 21, 2005 and described in Amendment No. 6 to the Statement, filed with the Securities and Exchange Commission on November 23, 2005.  As a result of the Transaction, the Reporting Persons ceased to be beneficial owners of any shares of the Issuer’s Common Stock.

On December 2, 2005, the resignations of Mr. Carl S. Goldfischer, a managing director of BCC LLC, and Mr. Mark B. Knudson from the Issuer’s board of directors became effective.  In addition, on December 2, 2005, the appointments of Mr. W. Bruce Comer III and Mr. Heng Chuk, who are representatives of Ocean Park, to the Issuer’s board of directors became effective.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented by adding the following:
(a) On December 2, 2005, the Reporting Persons ceased to be beneficial owners of the Issuer’s Common Stock.
(c) Except as described in this Statement, no transaction in the Issuer’s Common Stock has been effected during the past 60 days by the Reporting Persons.
(e) The Reporting Persons ceased to be beneficial owners of more the 5% of the Issuer’s Common Stock on December 2, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2005
BCC Acquisition II, LLC

By:	The Bay City Capital Fund I, L.P.
Its:	Manager

By:	Bay City Capital Management LLC
Its:	General Partner

By:	/s/ Fred Craves
Its:	Managing Director